To:   Gary Newberry
      United States Security and Exchange Commission
      Division of Corporation Finance


From: Medifast, Inc.
      11445 Cronhill Dr.
      Owings Mills, MD 21117

      Re:  10-KSB SEC comment letter

May 16, 2005

      I am writing to request a 5-day extension on our SEC comment letter dated April 11, 2005. Having been consumed with work related to our recent filing of Form 10-Q on May 10, 2005 we would appreciate additional time in order to properly address the comments. In addition, our President has been out of the country and our Controller has been on vacation for the last few days making the completion of the SEC comment letter difficult. Thank you very much for your consideration.